[redacted]

14049230

NOT CONFIDENTIAL

SECURITI[ES AND EXCHANGE COMMISSION]
Washington, D.C. 20549



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| SEC FILE NUMBER | |
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| 8 - | 68233 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Foros Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Powell (212) 340-7000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/20
AB 3/26

# OATH OR AFFIRMATION

I, Jean Manas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foros Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Diane A. Gaddy

Notary Public

DIANE A. GADDY
Notary Public, State of New York
No. 01GA4921590
Qualified in Bronx County
Commission Expires February 28, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FOROS SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

# FOROS SECURITIES LLC

## CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To Foros Securities LLC

We have audited the accompanying statement of financial condition of Foros Securities LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Foros Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 20, 2014

# FOROS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

| | |
|---|---|
| **ASSETS** | |
| **Cash and cash equivalents** | $ 10,460,133 |
| **Fees receivable** | 57,983 |
| **Other assets** | 51,162 |
| | $ 10,569,278 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 5,086,547 |
| Due to Parent | 934,170 |
| Total liabilities | 6,020,717 |
| **Member's equity** | 4,548,561 |
| | $ 10,569,278 |

*See accompanying notes to financial statements.*

# FOROS SECURITIES LLC

## NOTES TO FINANCIAL STATEMENT

### 1. Nature of business

Foros Securities LLC (the "Company") is an entity organized under the laws of the state of Delaware on May 5, 2009. The firm primarily provides consulting services on mergers, acquisitions, divestitures, joint ventures, restructurings, reorganizations, capital raising activities, private placements, defensive strategies and similar transactions.

The Company is a wholly-owned subsidiary of Foros Advisors LLC (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

### 2. Summary of significant accounting policies

*Basis of Presentation*

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 20, 2014. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

Cash and cash equivalents aggregating approximately $10,460,000 consist of cash and money market accounts which are held by a New York financial institution. The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents.

*Opinion and Success Fees*

Opinion and success fees are recognized in accordance with GAAP.

*Retainer Fees*

Retainer fees are recognized as earned on a pro rata basis over the period for which the services are provided.

*Income Taxes*

The Company is a single member limited liability company. Accordingly, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

## 2. Summary of significant accounting policies (continued)

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 3. Related party transactions

Pursuant to an administrative services agreement with its Parent, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement. For the year ended December 31, 2013, rent and general and administrative expenses under the agreement were approximately $5,452,000.

As of December 31, 2013, the balance due to the Parent under these arrangements was approximately $934,000.

As of December 31, 2013, approximately $4,960,000 was payable to the Parent as reimbursement for bonuses to be paid for services provided for the year ended December 31, 2013 and is included in accounts payable and accrued expenses.

## 4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $4,439,000, which was approximately $4,038,000 in excess of its minimum net capital requirement of $401,383.

## 5. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Due to the predominantly transactional nature of the Company's business, from time to time during the year revenues were attributable to a limited group of customers.

### 6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 7. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ( "SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody. In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by the SEC staff over many years or which conformed to existing practices or self-regulatory organization rules. Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.